
January 30, 2023

Mathieu Bonnet
Chief Executive Officer
Allego N.V.
Westervoortsedijk 73 KB
6827 AV Arnhem
The Netherlands

> **Re: Allego N.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2021**
> **Filed May 13, 2022**
> **File No. 001-41329**

Dear Mathieu Bonnet:

We have reviewed your December 15, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 1, 2022 letter.

Form 20-F for the Fiscal Year Ended December 31, 2021

Notes to Consolidated Financial Statements
Note 4. Segmentation, page F-41

1. Refer to your response to comment 5. You disclose in the note (i) the group has one operating segment which is also its only reporting segment, (ii) "As the group only has one reporting segment, all relevant financial information is disclosed in the consolidated financial statements," and "... financial information, including Adjusted EBITDA ... are only provided on a consolidated basis." You confirm in the response you only have one operating and reportable segment and Adjusted EBITDA is presented for the company as a whole. IFRS 8 defines operating segment as a "*component*" (emphasis added) of an entity. It appears clear from the basis for conclusions for IFRS 8 and predecessor

guidance the core principle of segment information was regarded as a disaggregation of an entity's information. Additionally, entity-wide disclosures required by IFRS 8 for entities that have a single reportable segment do not call for an entity-wide or consolidated measure of profit or loss used to assess performance and allocate resources. Accordingly, it appears your presentation of Adjusted EBITDA in the notes to the financial statements is not consistent with the core principle of IFRS 8 and thereby not permitted to be disclosed in the notes to the financial statements. Please revise your disclosure accordingly.

You may contact Robert Shapiro at 202-551-3273 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services